Exhibit

Excellon Resources Inc.

Condensed Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

in thousands of U.S. dollars

(unaudited)

Excellon Resources Inc.

Condensed Consolidated Statements of Financial Position

(unaudited) (in thousands of U.S. dollars)

	Notes	March 31 2020 $	December 31 2019 $
Assets			
Current assets			
Cash and cash equivalents		8,442	6,344
Marketable securities and Purchase warrants	3	1,428	348
Trade receivables	17	663	2,278
VAT receivables		4,006	4,010
Income taxes recoverable		180	415
Inventories	4	2,382	2,615
Other current assets		1,066	752
Loan to Otis Gold Corp.	5	355	-
		18,522	16,762
Non-current assets			
Property, plant and equipment	6	21,606	24,818
Mineral rights	7	1,056	2,676
Deferred income tax assets		8,085	10,894
Total assets		49,269	55,150
Liabilities			
Current liabilities			
Trade and other payables	8	8,572	6,700
Credit facility	10	5,913	-
VAT payables		2,022	1,927
Current portion of long-term lease liabilities		451	489
		16,958	9,116
Non-current liabilities			
Long-term lease liabilities		657	788
Provisions	9	1,832	2,243
Deferred income tax liabilities		946	811
Total liabilities		20,393	12,958
Equity			
Share capital	11	115,174	114,840
Contributed surplus		28,712	28,730
Accumulated other comprehensive loss		(20,266)	(13,006)
Deficit		(94,744)	(88,372)
Total equity		28,876	42,192
Total liabilities and equity		49,269	55,150

Commitments and contingencies (Note 12)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Approved by the Board | **Director** *"Andre Fortier"* | **Director** *"Andrew Farncomb"*

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Excellon Resources Inc.

Condensed Consolidated Statements of Cash Flow

(unaudited) (in thousands of U.S. dollars, except per share data)

	Three months ended	
	March 31 2020 $	March 31 2019 $
Cash flow provided by (used in)		
Operating activities		
Net loss for the period	(6,372)	(3,785)
Adjustments for non-cash items:		
Depletion and amortization	1,323	1,203
Deferred income taxes	845	454
Share-based compensation	135	529
Post-employment benefits	43	40
Rehabilitation provision - accretion	13	27
Lease liabilities - accretion	11	10
Interest expense	180	-
Unrealized loss (gain) on currency hedges	1,837	(174)
Loss on disposal of mineral rights	188	-
Unrealized loss on warrants liability	-	187
Other provisions	-	600
Unrealized loss (gain) on marketable securities and purchase warrants	19	(68)
Operating cash flows before changes in working capital	(1,778)	(977)
Changes in items of working capital:		
Trade receivables	1,615	(573)
VAT receivable	4	(256)
Income taxes recoverable	235	(9)
Inventories	233	(366)
Other assets	(314)	(474)
Trade payables	5	(82)
VAT payable	95	145
Net cash from (used) in operating activities	96	(2,592)
Investing activities		
Purchase of property, plant and equipment	(3,029)	(841)
Net cash (used) in investing activities	(3,029)	(841)
Financing activities		
Proceeds from Credit Facility	5,871	-
Issuance of loan to Otis Gold Corp.	(355)	-
Proceeds from warrants exercised	-	6
Repayment of lease liabilities	(82)	(97)
Net cash from (used in) financing activities	5,434	(91)
Effect of exchange rate changes on cash and cash equivalents	(403)	236
Increase/(decrease) in cash and cash equivalents	2,098	(3,288)
Cash and cash equivalents - Beginning of the year	6,344	6,417
Cash and cash equivalents - End of the year	8,442	3,129
Interest paid	8	10
Cash paid for income taxes	79	61

The accompanying notes are an integral part of these condensed consolidated financial statements.

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5

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(in thousands of US dollars, except share and per share data)

1.	GENERAL INFORMATION

Excellon Resources Inc. (the “Company” or “Excellon”) is a silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol EXN. The Company is focused on optimizing the Platosa Mine’s cost and production profile, discovering further high-grade silver and carbonate replacement deposit (“CRD”) mineralization on the 14,000 hectare Platosa Property located in northeastern Durango, Mexico and epithermal silver mineralization on the 45,000 hectare Evolución Property on the northern Fresnillo silver trend in Zacatecas, Mexico. The Company also holds an option on the 164 km2 Silver City Project in Saxony, Germany, a high-grade epithermal silver district with 750 years of mining history and no modern exploration.

On April 2, 2020, the Company announced the temporary suspension of mining, milling and exploration activities at its Mexican operations in accordance with the March 31st Mexican Presidential Order (the “Order”) to mitigate the spread of COVID-19. The Company discloses further information regarding COVID-19 in Note 2 and Note 19.

On April 23, 2020, the Company completed the acquisition of Otis Gold Corp. (“Otis”) by way of a statutory plan of arrangement resulting in Otis becoming a wholly-owned subsidiary of Excellon. Otis’ exploration and evaluation assets include Kilgore, a high-quality gold development project in Idaho, USA with strong economics and significant growth and discovery potential (Note 19).

Excellon is domiciled in Canada and incorporated under the laws of the province of Ontario. The address of its registered office is 10 King Street East, Suite 200, Toronto, Ontario, M5C 1C3, Canada.

These condensed consolidated financial statements were approved by the Board of Directors on May 29, 2020.

2.	BASIS OF PRESENTATION

a)	Statement of compliance and going concern

The Company prepares its condensed consolidated financial statements in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and note disclosures normally included in the annual financial statements prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the IASB, have been omitted or condensed. These condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2019.

These condensed consolidated financial statements are prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company applies judgement in assessing the future impact of COVID-19 on its business and operations, future commodity prices, and continued access to debt and/or equity financing. Based on the current cash flow forecast, management anticipates that it has sufficient cash resources on hand to fund greater than the next 12 months of planned operations and settlement of debt obligations but that it may need to sell certain of its investments to provide additional liquidity. The Company is implementing business improvement initiatives that are expected to drive further cost efficiencies on the restart of operations in Mexico; has the ability to defer discretionary spending if required and is currently considering other financing alternatives through the issuance of debt or equity as needed.

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Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(in thousands of US dollars, except share and per share data)

b)	Summary of significant accounting policies, judgements and estimates

These condensed consolidated financial statements have been prepared using the same accounting policies, methods of computation, judgements and estimates as the annual consolidated financial statements of the Company as at and for the year ended December 31, 2019.

The business changes as a result of COVID-19 have resulted in changes to short-term mine plans from the temporary suspension of operations in Mexico which include changes to short term budgets and commodity prices. While it was determined that the changes to the short term mine plan are not significant, there is judgement required in making this determination. Management continues to closely evaluate the impact of the COVID-19 pandemic on the Company’s business and logistics. While it is not possible to reliably estimate the financial impact or severity of the COVID-19 pandemic to the Company, if silver, lead and zinc prices remain at or below current price levels for an extended period of time, this could have a significant adverse impact on the Company’s financial position, liquidity and results for future periods.

Please refer to Note 19 for subsequent events updates.

c)	Accounting pronouncements issued but not yet effective

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

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Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(in thousands of US dollars, except share and per share data)

3.	MARKETABLE SECURITIES AND PURCHASE WARRANTS

In 2018, the Company entered into an option agreement to farm-out its Beschefer property to Wallbridge Mining Company Ltd. (“Wallbridge”), receiving an initial consideration of 500,000 Wallbridge Shares (TSX:WM).

On March 17, 2020, the Company entered into an amended agreement to receive an additional 3,000,000 Wallbridge Shares and 500,000 Purchase Warrants to relinquish all interest in the Beschefer Property (Note 7). The Purchase Warrants have a strike price of CAD$1.00 and a term of five years from the date of issuance. The fair value of the Purchase Warrants was determined using a Black-Scholes model, risk free rate of 0.6%, Wallbridge share price of CAD$0.52 and volatility of 125% at March 31, 2020.

4.	INVENTORIES

5.	LOAN TO OTIS GOLD CORP.

On February 24, 2020, and in accordance with the plan of arrangement to acquire Otis Gold Corp. (“Otis”), the Company entered into a convertible loan agreement with Otis in the principal amount of CAD$500 (the “Bridge Loan Agreement”). The loan is for a period of six months and bears interest at 10% per annum compounded monthly. The allowance for expected credit losses at March 31, 2020 is not significant, and subsequently eliminated as on April 23, 2020, the Company completed the acquisition resulting in Otis becoming a wholly-owned subsidiary of Excellon (Note 19).

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Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(in thousands of US dollars, except share and per share data)

6.	PROPERTY, PLANT AND EQUIPMENT

(1)	During the three months ended March 31, 2020, the Company incurred $2,105 related to sustaining capital expenditures recorded as assets under construction (March 31, 2019: $770). Once these related assets are commissioned, they will be reclassified to their appropriate asset class.

(2)	Unrealized foreign exchange losses on translation of Mexican Peso assets at the period end exchange rate.

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Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(in thousands of US dollars, except share and per share data)

7.	MINERAL RIGHTS

(1)	On March 17, 2020, the Company entered into an agreement with Wallbridge (Note 3) in respect of the Beschefer Option Agreement, whereby the amended Option payments were deemed fully satisfied through the issuance of a total of 3,500,000 Wallbridge Shares and 500,000 warrants to purchase Wallbridge Shares at $1.00 for a period of five years from the date of issuance (collectively, the “Wallbridge Consideration”). In accordance with the Company’s farm-out accounting policy, the initial fair value of the Wallbridge Consideration was credited to the Beschefer Mineral Rights ($1,141) and their subsequent changes in fair value (gain of $123) and loss on disposal ($188) was recorded in profit and loss for the three months ended March 31, 2020.

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Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(in thousands of US dollars, except share and per share data)

(2)	On September 24, 2019 the Company signed an option agreement (the “Globex Agreement”) with Globex Mining Enterprises Inc. (“Globex”) to acquire a 100% interest in the Braunsdörf exploration license for the Silver City Project in Saxony, Germany, pursuant to which the Company agreed to pay total aggregate consideration of CAD$500 in cash and issue Common Shares valued at CAD$1,600 over a period of three years. Upon completion of the payments and common share issuances the Company will grant Globex a gross metals royalty of 3% for precious metals and 2.5% for other metals, both of which may be reduced by 1% upon a payment of CAD$1,500. Additional one-time payments of CAD$300 and CAD$700 will be made by the Company following any future announcement of a maiden resource on the property and upon achievement of commercial production from the project, respectively. The first issuance of 226,837 Common Shares (valued at CAD$225) and the first cash payment (CAD$100) were made on the effective date of the Globex Agreement and recorded as an addition to the mineral rights ($245).

8.	TRADE AND OTHER PAYABLES

The Company’s trade payables comprise accounts payable and accruals as at March 31, 2020. Accounts payable accounted for $4,779 of the $8,572 balance (as at December 31, 2019 – $4,672 of the $6,700 balance), of which $602 related to electricity, $135 related to exploration and $418 related to dewatering sustaining capital expenditures (as at December 31, 2019 – $793 related to electricity, $268 related to exploration and $331 related to dewatering sustaining capital expenditures). Accruals and other payables of $3,793 (as at December 31, 2019 – $2,028) relate to operating costs, deal advisory, accounting, legal, statutory payroll withholding taxes and forward foreign exchange contracts that are marked to market.

The mark to market on forward foreign exchange contracts resulted in an unrealized loss adjustment of $1,837 recorded in finance expense during the three months ended March 31, 2020 (March 31, 2019: gain of $174) and a corresponding increase in other payables resulting in a net liability balance of $1,379 (as at December 31, 2019 – $432 asset balance in other payables).

9.	PROVISIONS

(1)	Post-retirement benefits: The Company provides post-retirement benefits supplements as well as leaving indemnities to employees at the Mexican operations. Under Mexican labour law, the Company provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Key financial assumptions used in the above estimate include an annual discount rate of 6.8% (December 31, 2019– 6.8%), annual salary rate increase of 3.75% (December 31, 2019 – 3.75%) and minimum wage increase rate of 5.31% (December 31, 2019 – 5.31%) and the life of mine of approximately four years.

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Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(in thousands of US dollars, except share and per share data)

(2)	Rehabilitation provision: Key financial assumptions used in the above estimate include an annual discount rate of 4.4% (December 31, 2019 – 4.4%), Mexican inflation rate and the life of mine of approximately four years. The total undiscounted amount of estimated cash flows required to settle the Company’s obligations is $1,727 of which $823 relates to the Platosa mine and $904 relates to the Miguel Auza mill.

10.	CREDIT FACILITY

On March 16, 2020, the Company closed a US$6-million bridge-loan credit facility (the “Facility”) with Sprott Private Resource Lending II (Collector), LP (“Sprott Lending”). The Facility bears interest at 10% per annum, compounded and payable monthly, and is due and payable in full on or before September 14, 2020. In consideration for the Facility, Excellon issued 536,454 Common Shares to Sprott Lending which were recorded in profit and loss as finance costs.

The credit facility has been recorded net of deferred financing costs of $129 and interest expense of $44 was recorded in profit and loss based on an effective interest rate of 14.31% per annum. The Company is in compliance with the covenants of the Facility as at March 31, 2020.

12

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(in thousands of US dollars, except share and per share data)

11.	SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of Common Shares.

(1)	On November 27, 2019, 1,851,046 CAD$0.50 Warrants were exercised for proceeds of CAD$926.

(2)	On August 27, 2019 the Company completed a public equity financing (the “2019 Bought Deal”) of 10,925,000 units (“2019 Public Units”) at a price of CAD$1.06 per Public Unit for gross proceeds of CAD$11,581 (the “2019 Offering”). Each 2019 Public Unit comprised one Common Share and one half-warrant (“$1.40 Warrant”) with each whole warrant entitling the holder to acquire a Common Share at a price of CAD$1.40 for a period of two years ending August 27, 2021. The Company issued 5,462,500 CAD$1.40 warrants. Broker and underwriting fees of CAD$800 were paid in respect of the 2019 Bought Deal.

The net proceeds of CAD$10,510 ($8,000) after transaction costs, were allocated proportionally between the fair values of the Common Shares and the $1.40 Warrants.

(3)	On September 24, 2019, the Company announced the Globex Agreement, pursuant to which the Company agreed to pay a total aggregate consideration value of CAD$500 in cash and issue Common Shares valued at CAD$1,600 over a period of three years. The first issuance of 226,837 Common Shares (valued at CAD$225) and the first cash payment (CAD$100) were made on the effective date of the option agreement and recorded as an addition to mineral rights (Note 7).

(4)	On March 16, 2020, the Company closed a US$6-million bridge-loan credit facility (the “Facility”) with Sprott Private Resource Lending II (Collector), LP (“Sprott Lending”). In consideration for the Facility, Excellon issued 536,454 Common Shares to Sprott Lending.

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Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(in thousands of US dollars, except share and per share data)

The outstanding number and weighted average exercise prices of Stock Options (equity-settled), Purchase Warrants, Deferred Share Units (DSUs”) and Restricted Share Units (RSUs”) are as follows:

On April 23, 2020, the Company issued 40,653,150 Common Shares on closing of the Otis acquisition (Note 19), and 2,659,477 Options and 1,525,302 Warrants in replacement of pre-existing Otis Options and Warrants outstanding at the date of closing.

Options outstanding and exercisable are as follows:

The $1.40 Warrants expire on August 27, 2021.

Compensation expense is recognized over the vesting period of the grant with the corresponding equity impact recorded in contributed surplus. Share-based compensation expense comprises the following:

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Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(in thousands of US dollars, except share and per share data)

12.	COMMITMENTS AND CONTINGENCIES

The following table summarizes the Company’s significant commitments as of March 31, 2020:

Excluded above is the Platosa Project Net Smelter Return (NSR) royalty as such payments vary period to period based on production results and commodity prices. The NSR bears a rate of either (a) 1.25% in respect of manto or mineralization other than skarn mineralization or (b) 0.50% in respect of skarn or “Source” mineralization. Payments are made in cash semi-annually.

Legal contingencies

The Company is defending various legal claims including one against a subsidiary of the Company which is party to an action by a claimant in respect of damages under a property agreement regarding a non-material mineral concession within the Evolución Project. The concession is subject to an exploration and exploitation agreement with purchase option (the “Antigua Agreement”) dated December 3, 2006 between San Pedro Resources SA de CV (“San Pedro”, now a subsidiary of Excellon) and the owner (the “Plaintiff”) that provides, among other things, for a minimum payment of US$2.5 plus value added tax per month and the payment of a 3% NSR royalty. San Pedro has the right to purchase absolute title to La Antigua including the NSR royalty upon payment of US$500. San Pedro was under no contractual obligation to put the mine into production and has not done so. The Plaintiff was awarded damages in the court of first instance in Torreón, Coahuila. Both San Pedro and the Plaintiff appealed the decision to the Second District State Court in the Judicial District of Torreón. That Court confirmed the initial decision but, subsequently, pursuant to an order obtained by the Plaintiff, granted the Plaintiff an award of damages multiple times greater than any income the applicable NSR royalty could produce even in the event of commercial production. San Pedro is appealing this decision to the federal courts of Mexico and believes that the decision is without merit and not supported by the evidence, facts or law. The Company expects the decision in respect of damages is remote and will be reversed and rationalized in the federal court system. There is no impact to the ongoing operations of the business.

13.	REVENUES

Under the terms of the Company’s concentrate sales contracts, lead–silver and zinc-silver concentrates are sold on a provisional pricing basis whereby sales are recognized at prevailing metal prices when the revenue recognition criteria have been met, namely when title, and risks and rewards of ownership, have transferred to the customer. Revenue is recorded net of treatment and refining charges. Final pricing of each delivery is not determined until one or two months post-delivery. The price recorded at the time of sale may differ from the actual final price received from the customer due to changes in market prices for metals. The price volatility is considered an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value by mark-to-market adjustments at each reporting period until settlement occurs, with the changes in fair value recorded to revenues. An amount of $521 is included in the trade receivables as at March 31, 2020 (as at December 31, 2019: $2,192) reflecting revenues recorded based on provisional prices.

During the three months ended March 31, 2020, the Company recognized a positive adjustment to revenues of $766 primarily related to the reversal of the mark-to-market taken at the end of 2019 as receivables were ultimately settled at higher values during the first quarter of 2020 (2019: negative adjustment of $95).

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Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(in thousands of US dollars, except share and per share data)

As at March 31, 2020, provisionally priced sales totalled $5,396 which are expected to settle at final prices during the second quarter of 2020.

During the three months ended March 31, 2020, the Company recorded $496 in revenues associated with the initial ore milling test under the current toll milling arrangement signed with Hecla Mining Company (three months ended March 31, 2019: nil).

The disaggregation of revenue from contracts with customers is as follows:

(1)	Includes provisional price adjustments on current period sales.

(2)	Prior period sales that settled at amounts different from prior period’s estimate.

14.	EXPENSES BY NATURE

(a)	Cost of sales consist of the following:

(1)	Direct mining and milling costs include personnel, general and administrative, fuel and electricity, maintenance and repair costs as well as operating supplies, external services and transport fees.

(2)	Changes in inventories reflect the net cost of ore and concentrate (i) sold during the current period but produced in a previous period (an addition to direct mining and milling costs) or (ii) produced but not sold in the current period (a deduction from direct mining and milling costs).
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Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(in thousands of US dollars, except share and per share data)

(b)	General and administrative expenses consist of the following:

(c)	Other (income) expense consists of the following:

15.	FINANCE EXPENSE (INCOME)

Finance expense (income) comprises the following:

16.	RELATED PARTIES

The corporate secretary of the Company is a partner in a firm that provides legal services to the Company. During the three months ended March 31, 2020, the Company incurred legal services of $14 (three months ended March 31, 2019: $10). As at March 31, 2020, the Company had an outstanding payable balance of $nil (as at December 31, 2019 – $nil).

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Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(in thousands of US dollars, except share and per share data)

17.	FINANCIAL INSTRUMENTS

Fair Values of non-derivative financial instruments

All financial assets and financial liabilities, other than derivatives, are initially recognized at the fair value of consideration paid or received, net of transaction costs as appropriate, and are subsequently carried at fair value or amortized cost. At March 31, 2020, the carrying amounts of VAT Receivables, income taxes recoverable, trade and other payables, VAT payables, and other current assets are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

The methods and assumptions used in estimating the fair value of other financial assets and liabilities are as follows:

Embedded derivatives – provisional pricing

Revenues from the sale of metals produced since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and final settlement weights and assays, which result in an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each reporting period until settlement occurs, with the changes in fair value recorded to revenues.

Fair Value Hierarchy

The three levels of the fair value hierarchy are as follows:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 – Inputs that are not based on observable market data

There were no transfers between levels 1, 2 or 3 during the three months ended March 31, 2020.

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Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(in thousands of US dollars, except share and per share data)

Valuation techniques and inputs used to determine fair values include:

●	Marketable securities - the use of quoted market prices or dealer quotes for similar instruments
●	Purchase warrants - based on a Black-Scholes model which uses quoted observable inputs
●	Provisional pricing receivables – key inputs are payable metal and future metal prices, marked-to-market based on a quoted forward price and final settlement weights and assays
●	Forward foreign currency contracts – present value of future cash flows based on the forward exchange rates at the balance sheet date

Risk management policies and hedging activities

The Company is sensitive to changes in commodity prices, foreign exchange and interest rates. The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company addresses its price-related exposures through the use of options, futures, forwards and derivative contracts described below under currency risk.

Economic dependence

The Company has offtake agreements with Trafigura Mexico, S.A. de C.V. (“Trafigura”), a subsidiary within the Trafigura group of companies. The Company believes that because of the availability of alternative processing and commercialization options for its concentrate, it would suffer no material adverse effect if it lost the services of Trafigura.

Credit risk

Credit risk is the risk of unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents. Management believes the credit risk on cash and cash equivalents is low since the Company’s cash and cash equivalents balance are held at large international financial institutions with strong credit ratings.

The Company is exposed to credit risk from its current customer Trafigura. Accounts receivable are subject to normal industry credit risks and are considered low risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due. To the extent the Company does not believe it has sufficient liquidity to meet these obligations, management will consider securing additional funds through equity or debt transactions. Accounts payable excluding accrued liabilities are due within 90 days or less.

19

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(in thousands of US dollars, except share and per share data)

Currency risk

The Mexican peso (MXN) and the Canadian dollar (CAD) are the functional currencies of the Company and as a result, currency exposures arise from transactions and balance in currencies other than the functional currencies. The Company’s potential currency exposures comprise:

●	translational exposure in respect of non-functional currency monetary items
●	transactional exposure in respect of non-functional currency expenditure and revenues;
●	commodity price risk; and
●	interest rate risk.

A significant portion of the Company’s capital expenditures, operating costs, exploration, and administrative expenditures are incurred in Mexican pesos (“MXN”), while revenues from the sale of concentrates are denominated in US dollars (“USD”). The fluctuation of the USD in relation to the MXN, consequently, impacts the reported financial performance of the Company.

To manage the Company’s exposure to changes in the USD/MXN exchange rate, the Company entered into forward contracts to purchase MXN in exchange for USD at various rates and maturity dates. As at March 31, 2020, forward contracts for the purchase of MXN158 million in exchange for $7.9 million at an average rate of 20.05 MXN/USD, at various maturity dates until February 2021, were outstanding. Subsequent to March 31, 2020 and up to the date of filing these financial statements, the Company settled [$2.6] million of these contracts, while [$5.3] million remaining outstanding.

The mark to market on forward foreign exchange contracts resulted in an unrealized loss adjustment of $1,837 recorded in finance expense during the three months ended March 31, 2020 (March 31, 2019: gain of $174) and a corresponding increase in other payables resulting in a net liability balance of $1,379 (as at December 31, 2019 – $432 asset balance in other payables).

Translational exposure in respect of non-functional currency monetary items

Monetary items, including financial assets and liabilities, denominated in currencies other than the functional currency of an operation are periodically revalued to the functional currency equivalents as at that date, and the associated unrealized gain or loss is taken to the income statement to reflect this risk.

The principal non-functional currency to which the Company is exposed is the United States dollar (USD). Based on the Company’s net financial assets and liabilities in USD as at March 31, 2020, a weakening of the USD against the MXN and CAD functional currencies by 1% with all other variables held constant, would increase/(decrease) net income and equity by approximately $10.

Transactional exposure in respect of non-functional currency expenditure and revenues

Certain operating and capital expenditures are incurred by some operations in currencies other than their functional currency. To a lesser extent, certain sales revenue is earned in currencies other than the functional currency of operations, and certain exchange control restrictions may require that funds be maintained in currencies other than the functional currency of the operation.

At March 31, 2020, the Company has entered into forward exchange contracts to manage short-term foreign currency cash flows relating to operating activities.

20

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(in thousands of US dollars, except share and per share data)

Commodity price risk

The nature of the Company’s operations results in exposure to fluctuations in commodity prices. Management continuously monitors commodity prices of silver, lead and zinc.

The Company is particularly exposed to the risk of movements in the price of silver. Declining market prices for silver could have a material effect on the Company’s profitability, and the Company may consider hedging its exposure to silver. The London Silver Spot price average, in USD per ounce, was $16.94 for the three months ended March 31, 2020 (three months ended March 31, 2019: $15.57). The Company estimates that a 10% increase/decrease in commodity prices during the quarter with all other variables held constant would have resulted in an increase/decrease in net income of approximately $662.

Interest rate risk

Cash and cash equivalents earn interest at floating rates dependent upon market conditions.

The undiscounted estimate of the asset retirement obligation (“ARO”) has been discounted to its present value at a risk-free rate which represents the five year Government of Canada bond rate and an estimate of the Company’s pricing in the market to obtain debt. Assuming that all other variables remain constant, a one percent change in the discount rate would result in the liability change of approximately $64. The estimate also assumes a long-term inflation rate. Assuming all other variables remain constant, a one percent change in the long-term inflation rate would result in the liability change of approximately $62. Assuming all other variables remain constant, a 10% change in the undiscounted estimate of the ARO would result in the liability change of approximately $163.

18.	CAPITAL MANAGEMENT

The Company’s objectives of capital management are intended to safeguard the entity’s ability to continue as a going concern and to continue the exploration and extraction of ore from its mining properties.

The capital of the Company consists of the items included in shareholders’ equity. Risk and capital management are monitored by the board of directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored, and actions are taken, when necessary, according to the Company’s approved policies.

19.	SEGMENT REPORTING

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Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(in thousands of US dollars, except share and per share data)

20.	SUBSEQUENT EVENTS

COVID-19

On April 2, 2020, the Company announced the temporary suspension of mining, milling and exploration activities at its Mexican operations, in accordance with the March 31st Mexican Presidential Order (the “Order”) to slow the spread of COVID-19. The Order did not list mining and mineral processing as essential activities. The Mexican Government subsequently extended the temporary suspension until May 31, 2020. Critical pumping, safety, security and environmental management continue during the temporary suspension.

On May 13, 2020, mining was officially declared an essential business by the Mexican Government and companies can restart operations beginning on May 31, 2020, provided they meet the COVID-19 guidelines established by the Mexican Government. To that end the Company has commenced activities to restart the mine on May 31, 2020. Please also refer to the Company’s news release dated June 1, 2020.

To date, there have been no reported cases of COVID-19 at the Company’s operations.

Otis Gold Corp. acquisition

On April 23, 2020 the Company announced the successful completion of the acquisition of Otis Gold Corp (“Otis”). Excellon acquired all of the issued and outstanding common shares of Otis by way of a statutory plan of arrangement under the provisions of the Business Corporations Act (British Columbia) (the “Arrangement”), on the basis of 0.23 Common Shares for each Otis Share.

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